CIBC Mellon Trust Company
March 8, 2004

Securities Exchange Commission	Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador	TSX Venture Exchange

Alberta Securities Commission	Saskatchewan Financial Services Commission,
Securities Division

The Manitoba Securities Commission	Office of the Administrator of the Securities Act,
New Brunswick

The Toronto Stock Exchange	Ontario Securities Commission

British Columbia Securities Commission	Registrar of Securities, Prince Edward Island

Commission des valeurs Mobilieres du Quebec	Government of the Northwest Territories

Government of Yukon	The New York Stock Exchange

Depository Trust Company	Government of Nunavut

Philippine Stock Exchange, Inc.	Philippine Securities and Exchange Commission

Philippine Central Depository

Dear Sirs:

RE: SUN LIFE FINANCIAL INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 19, 2004
RECORD DATE FOR NOTICE:	April 2, 2004
RECORD DATE FOR VOTING:	April 2, 2004
BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 2, 2004
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	Common
ROUTINE BUSINESS ONLY:	YES

Yours very truly,
CIBC MELLON TRUST COMPANY

/s/ Nora Gilmour
Nora Gilmour Senior Associate Manager, Client Services
Direct Dial: (416) 643-5574

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks